

July 28, 2011

Via E-mail
Kelly S. King
Chairman and Chief Executive Officer
BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

    Re: BB&T Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed February 25, 2011
           Form 10-Q for the Quarter Ended March 31, 2011
           Filed May 6, 2011
           File No. 001-10853

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Lending Activities
Table 4, Selected Loan Maturities and Interest Sensitivity, page 24

1. We note your disclosure that variable rate loans that have reached their floor are reported as fixed rate loans consistent with regulatory reporting standards. Item III.B of Industry Guide 3 does not make this distinction and requires disclosure of all variable rate loans.

Therefore, please revise your future filings to state the total variable rate loans irrespective of whether or they have reached their floor.

2. We were unable to locate any disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Finally, please also disclose how what you refer to as "watch list" loans differ from potential problem loans. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Critical Accounting Policies, page 42
Intangible Assets, page 44

3. We note your disclosure that as a result of the challenging economic environment, the excess of the fair value over the carrying value of several reporting units has narrowed, and that a continuing period of depressed market conditions could result in the impairment of goodwill. We also note your disclosure in your March 31, 2011 Form 10-Q, that you continue to monitor closely the excess of the fair value over the carrying value of several reporting units. Given the trend of the narrowing spread between the fair value and carrying value of the reporting units, and the significant amount of goodwill recorded on your balance sheet, please revise future filings to disclose the percentage by which the fair value of your reporting units exceeds the carrying value at the most recent impairment test date.

Asset Quality and Credit Risk Management
Table 11 – Asset Quality, page 52

4. We note your table showing various asset quality metrics and the related footnotes describing the calculations of the metrics. Please respond to the following:
    - We note that footnote four indicates that the amounts exclude mortgage loans guaranteed by GNMA that you do not have the obligation to repurchase. Please clarify whether these guaranteed GNMA loans are reflected in your balance sheet since you have regained effective control over the loans due to delinquency. As part of your response, please tell us whether you have any loans guaranteed by GNMA where you have the obligation to repurchase, and if so, under what circumstances.
    - Please revise future filings to expand footnote four to quantify the amount of GNMA loans that have been excluded from the metric and provide an explanation

supporting why you believe it is appropriate to exclude the loans from this metric. To the extent that the information in footnote six represents the amount of GNMA loans that have been excluded from the metric, please make the disclosure more clear that the GNMA loans represent all of the government guaranteed loans that are excluded from the metrics.

- Please revise footnote eight and other applicable subtotal footnotes in Table 12-1 in future filings to also clarify that they exclude loans past due that are government guaranteed.

Table 12-1 Summary of Nonperforming Assets and Past Due Loans, page 55

5. Please revise your future filings to provide a roll forward of non-accrual loans. This disclosure should include the balance at the beginning of the period, the amount of loans that became non-accrual during the period, loans that were transferred to performing status, loans that were paid off during the period, charge-offs and ending balance. A tabular disclosure may be helpful. Please also provide this roll forward for your troubled debt restructurings presented in Table 12-2.

Table 14-3 Real Estate Lending Portfolio Credit Quality and Geographic Distribution
Direct Retail 1-4 Family and Lot/Land Real Estate Portfolio, page 63

6. We note that your non-accrual loans and leases as a percentage of the loan category is significantly higher for prime residential mortgages than it is for your home equity lines of credit. Please revise your disclosure in future filings to address the following:
    - Expand your disclosure to discuss the reasons why you believe this trend is occurring.
    - For the home equity lines that are secured by a second lien, disclose whether you have the ability to track whether the first lien is in default if you do not hold or service it. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses.
    - Revise to disclose the percentage of borrowers in the initial 10 year interest only period. Disclose the percentage of borrowers in the initial 10 year period that are only paying the minimum amounts due.
    - Disclose when these loans will begin amortizing. Please revise your disclosure to discuss the differences in the delinquency rates of each type of loan and the reasons for differences in these trends. Discuss whether you believe these trends will change when the home equity loans begin to amortize.

Table 24. Interest Rate Sensitivity Gap Analysis, page 78

7. We note your disclosure that your model incorporates prepayment assumptions. Please revise future filings to disclose the following:

- Disclose whether you perform an analysis to validate your prepayment assumptions. If so, disclose what you do to validate these assumptions, how often you do this and how successful you are at estimating prepayments as compared to the actual prepayments for the period.
- Disclose more clearly how the repricing of loans to market rates affects your prepayment assumptions. For example, if loans were to reprice by 100 basis points, disclose the impact this may have on the assumed prepayment rate of your loans.
- Clarify which of the asset and liability categories have been adjusted to reflect anticipated prepayments.

Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page 103
Originated Loans and Leases, page 106

8. We note your disclosure that charge-offs are recorded when available information confirms the loan is not fully collectible and the loss is reasonably quantifiable and that consumer loans are subject to mandatory charge-off at a specified delinquency date consistent with regulatory guidelines. Please expand this disclosure in future filings to specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. For example, clarify the factors and information you consider in determining that a loan is deemed uncollectible. As part of your revised disclosure, please disclose whether there is a maximum past due time period that you would charge-off a non-consumer loan. Additionally, please discuss the specific delinquency dates that consumer loans are charged-off instead of just referring to the regulatory guidelines. Refer to ASC 310-10-50-11B(b) for guidance.

Note 4. Loans and Leases, page 119

9. We note that you originally determined the accretable yield for the purchased non-impaired loans was $1.4 billion and that $2.8 billion of the contractual cash flows on the $9.1 billion contractual loan balance would not be collected. Please respond to the following:
    - Discuss the factors driving your original assumption that approximately 31% of the contractual cash flows on the non-impaired loans would not be collected. Given that such a large amount of contractual cash flows were not expected to be collected, please tell us in more detail how you determined that that none of these loans had evidence of credit deterioration to be classified as purchased impaired.
    - Please tell us and provide disclosure in future filings discussing the factors driving the $793 million reclass from nonaccretable yield to accretable yield for your purchase non-impaired loans. As part of your response, please discuss whether the increase in accretable yield was concentrated within certain loan categories.

- We note that you recorded a $54 million allowance related to your purchased non-impaired loans. Please discuss the factors driving the allowance balance, particularly in light of the $793 million reclass from nonaccretable yield to accretable yield during the year.

Note 5. Allowance for Loan and Lease Losses and Reserve for Unfunded Lending Commitments, page 122

10. You disclose on page 108 that you review all loans with a balance of $2 million or greater and rated substandard or doubtful for impairment. Therefore, it appears that you utilize a more detailed credit quality indicator than near investment grade, noninvestment grade performing and noninvestment grade nonperforming to identify loans to be individually evaluated for impairment. Please revise future filings to also disclose the balance of commercial loans by this more detailed credit quality indicator and clarify how these more detailed credit categories correspond to your near investment grade and noninvestment grade performing and nonperforming categories. Finally, please clarify whether you obtain and monitor updated loan-to-value metrics for these loans, or categories of them (such as noninvestment grade nonperforming) and if so, please also disclose this relevant credit quality indicator.

Note 8. Loan Servicing, page 129

11. Please revise your future filings to disclose all of the significant assumptions used to determine the fair value of your residential servicing rights. For example, while you have disclosed assumptions related to the discount rate, prepayment speed, and weighted average life, we were unable to locate assumption disclosure for anticipated credit losses. Similarly, please revise to disclose all of the significant assumptions used to estimate the fair value of your commercial servicing rights for the purposes of determining whether impairment has occurred. If the assumptions used for each different strata vary significantly, please provide this disclosure by individual strata or provide a weighted average assumption. Refer to ASC 860-50-50-2.

12. Additionally, we note that that you recognized a $138 million reduction in your residential mortgage servicing rights (MSRs) during 2010 and a $40 million increase in your MSRs during the first quarter of 2011. In future filings, please revise to discuss and separately quantify the factors driving the increases and decreases in fair value and to the extent the factors are offsetting, you should separately note and quantify those amounts. Additionally, please tell us and disclose in future filings whether you have made any assumptions regarding higher servicing costs, and if so, please quantify the amounts and disclose the specific periods the assumption changes were made.

13. We note that you do not provide credit quality trends for those loans you service but have no continuing involvement. From your disclosure, it appears that these loans consist

primarily of agency conforming fixed rate loans. Please revise your future filings to address the following:

- Provide information similar to that disclosed in the table on page 129 for this servicing portfolio and explain how delinquency and default trends may impact the valuation of your mortgage servicing asset.
- Clarify if these loans are serviced for more than one agency (GNMA, Fannie Mae, etc.) and if so, disclose whether unreimbursed servicing and foreclosure expenses vary by investor and servicing contract. If so, please revise your disclosure to separately present this information by investor and/or servicing contract.

Note 14. Income Taxes, page 139

14. We note your disclosure on page 141 that in February 2010 you received an IRS statutory notice of deficiency for tax years 2002-2007 asserting a liability for taxes, penalties and interest of approximately $892 million which you have since paid in full, but continue to dispute. We also note that you have filed a lawsuit seeking a refund of the amount paid, and that you believe your current reserves for this matter are adequate, but the final outcome is uncertain. In future filings, please clarify the nature of the reserves you would have recorded for this matter in light of the fact that you have paid the balance the IRS assessed in full. Please clarify the entries and the corresponding amounts made to record the $892 million payment to the IRS and clarify whether you have recorded a receivable related to this transaction in your financial statements.

Note 16. Commitments and Contingencies, page 146

15. We note your disclosure on page 147 that merger and acquisition agreements occasionally include incentives to the acquired entities to offset the loss of future cash flows previously received through ownership positions. Your disclosure notes that these incentives are typically based on the acquired entity's contribution to BB&T's earnings compared to the agreed upon amounts. Finally, your disclosure notes that because certain provisions of these agreements do not specify dollar limitations, you are unable to quantify the maximum exposure related to these agreements. However, it would appear that you could provide additional information about these agreements to provide some indication as to the potential significance of the required payments. For example, it would appear you could disclose the number of these agreements that currently exist, the key terms and parameters by which a payout would be required, how large historical payouts have been, or, if true, a disclosure that you do not believe payments required under these agreements would have a material effect on your results of operations, financial position or cash flows. Please advise, or revise your future filings to provide the additional disclosures.

Note 19. Fair Value Disclosures, page 153

16. We note your disclosure on page 158 that you recorded $496 million in valuation adjustments related to your foreclosed real estate. Given the significance of the valuation adjustments as compared to the balance of foreclosed real estate at both December 31, 2010 and 2009, please revise future filings to disclose the following:

- Revise your disclosures on page 75, or elsewhere as appropriate, to discuss the reasons for this trend, particularly in light of the fact that the loans where foreclosure is probable would appear to have the same measurement basis (fair value less costs to sell) as the foreclosed real estate.
- Discuss whether you obtain appraisals for these properties at or near transfer. If so, describe how often you update these appraisals. If not, disclose how you determine the appropriate fair value of these properties upon transfer. Clearly explain how you monitor changes in the value of real estate when determining whether to record a write down.
- Disclose the average amount of time these properties remain in your foreclosed real estate inventory. If this time varies by portfolio type, please provide this disclosure for each portfolio.

Note 22. Operating Segments, page 165

17. You disclose that you allocate an economic provision for loan losses to each segment based on management's assessment of the segment's credit risk. You also disclose that the economic provision is determined based on an expected loss model with any over/under recorded in the Parent/Reconciling Items segment. Please revise future filings to disclose why the reconciling adjustment for the period ended December 31, 2010 was only $71 million and at March 31, 2011 was only $1 million given the differences between an incurred loss model and an expected loss model. Revise to disclose the reasons for trends in this adjustment over time.

18. You disclose on page 166 that capital is allocated to each segment based on management's assessment of the inherent risks associated with the segment. You also state that capital assignments are not equivalent to regulatory capital guidelines, and the total amount assigned to all segments typically varies from total consolidated shareholders' equity. Please tell us how much the total capital allocations vary from consolidated shareholders' equity and whether the amounts are typically higher or lower than consolidated shareholders' equity. Please also clarify whether these capital allocations to your segments serve as the carrying value of your reporting units for purposes of your goodwill impairment tests, and if so, how you considered the fact that the total carrying values of your segments' capital may be in excess or lower than total stockholders' equity and thus may impact the goodwill impairment test.

Form 10-Q for the Quarter Ended March 31, 2011

Consolidated Financial Statements

Note 2. Securities, page 8

19. We note your presentation of certain non-investment grade securities with significant unrealized losses that are not covered by a loss sharing arrangement as of March 31, 2011.   We also note that you presented similar information for certain of these securities on page 118 of your 2010 Form 10-K, including columns related to the expected underlying collateral losses and benefit of subordination. In future filings, please either include this additional information, or state that there is no subordination remaining for the class of securities you hold.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Table 3 – Allocation of Allowance for Loan and Lease Losses by Category, page 64

20. We note per your disclosure on page 64 that the amount of the allowance allocated to commercial loans has been reduced from $1.5 billion at December 31, 2010 to $1.4 billion at March 31, 2011. We also note per page 66 that your levels of non-performing commercial loans have increased significantly from $1.4 billion at December 31, 2010 to $1.7 billion at March 31, 2011, and that performing troubled debt restructurings have decreased from $657 million at December 31, 2010 to $478 million at March 31, 2011. Please revise future filings to disclose how you have considered these trends and how this information impacted your determination of the appropriate level of allowance for loan losses for these loans.

Table 4-1 Asset Quality Analysis, page 65

21. We note per your table on page 66 that performing troubled debt restructurings have steadily decreased each quarter since June 30, 2010 from a high of $1.9 billion at June 30, 2010 to $1.3 billion at March 31, 2011. We also note that per footnote three to this table, nonperforming troubled debt restructurings have stayed relatively stable at about $480 million at each quarter end since June 30, 2010. Please revise your future filings to discuss the factors driving the steady decrease in performing troubled debt restructurings each period. Please also revise future filings to discuss when and how restructured performing loans are removed from the performing troubled debt restructurings category. To the extent that a significant amount are removed from this category since the rate provided at the time of the troubled debt restructuring was a market rate, please state that fact, and quantify the amount of loans meeting this criteria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant